Dated AS OF THIS DAY 28 OF September,  2009

CHINA SOUTHERN AIRLINES CO. LTD.

CHINA SOUTHERN AIR HOLDING COMPANY

MTU AERO ENGINES GMBH

MTU MAINTENANCE ZHUHAI CO. LTD.

AGREEMENT

THIS AGREEMENT is dated as of this ___ day of _____________ 2009

Parties

(1)
CHINA SOUTHERN AIRLINES CO. LTD., a legal person duly organised and existing under the laws of the People's Republic of China ("PRC") and having its legal address at Guangzhou Economic and Technological Development Zone, Guangdong Province, PRC ("Transferor");

(2)
CHINA SOUTHERN AIR HOLDING COMPANY, a legal person duly organised and existing under the laws of the PRC and having its legal address at Baiyun International Airport, Guangzhou, Guangdong Province, PRC ("Transferee");

(3)
MTU AERO ENGINES GMBH, a company duly incorporated and existing under the laws of the Federal Republic of Germany and having its registered address at Dachauer Str. 665, 80995 Munich, Germany ("MTU"); and

(4)	MTU MAINTENANCE ZHUHAI CO. LTD., a company duly incorporated and existing under the laws of the PRC and having its registered address at Zhuhai Free Trade Zone, Guangdong Province, PRC ("JV Company").

(Each of the parties may hereinafter be referred to individually as a "Party" and collectively as the "Parties".)

Whereas

(A)
The Transferor and MTU established the JV Company in 2001 and entered into an Equity Joint Venture Contract for establishment of the JV Company on March 12, 2001 ("JV Contract").  Under the JV Contract, each of the Transferor and MTU owes certain obligations to each other and the JV Company.

(B)
The Transferor intends to transfer its entire equity interest in the JV Company to the Transferee, the parent company of the Transferor, pursuant to Article 15.2 of the JV Contract ("Proposed Transfer").

(C)
The Parties intend to enter into this Agreement to comply with the provisions of Article 15.2 of the JV Contract and set out the Parties' rights and obligations after the Proposed Transfer is completed.

Agreed terms

1.
Unless otherwise defined herein or the context expressly requires otherwise, words and expressions used in this Agreement shall have the meanings given to them in the JV Contract.  The JV Contract and the Articles of Association of the JV Company referred to in this Agreement shall mean the amended and restated JV Contract and the amended and restated Articles of Association of the JV Company when referring to any period after the completion of the Proposed Transfer.

2.
The Transferor hereby undertakes to each of MTU and the JV Company (and the Transferee shall procure the Transferor to duly comply with its undertakings to MTU and the JV Company hereunder) that upon this Agreement becoming effective:

2.1.	it shall continue to perform its obligations, and comply with the provisions, under Articles 17.1.3, 17.1.8, 17.2 and 17.3 of the JV Contract ; and

2.2.
the Proposed Transfer shall not in any way affect the performance by the Transferor of its obligations under each of the CFM56 Maintenance Agreement, the V2500 Maintenance Agreement and any other agreements entered into between the Transferor and the JV Company for the term of the JV Contract.  For the avoidance of doubt, the Transferor hereby confirms that the CFM56 Maintenance Agreement includes the exclusive repair, overhaul and maintenance by the JV Company of CFM56-5 and CFM56-7 engines operated by the Transferor, subject to the JV Company being internationally competitive as defined through the “Net Most Favoured Contract Terms” specified in the Maintenance Agreements.

For the avoidance of doubt, the Transferor undertakes and warrants to each of MTU and the JV Company that, from the date of this Agreement and until the expiry of the  term of the JV Contract, regardless of any change to the shareholding of the JV Company, the Transferor will continue to perform and comply with the above obligations. Without prejudice to the Transferee's undertaking and warranty under Section 3, as from the Effective Date (defined below), the due performance of the above specified obligations by the Transferor shall be deemed to fulfil the Transferee's obligations to perform the Transferee's corresponding obligations under the JV Contract and the Articles of Association of the JV Company and the Transferor will not be obliged to perform other obligations under the JV Contract and the Articles of Association of the JV Company.

3.	Subject to this Agreement becoming effective in accordance with Section 4, the Transferee undertakes and warrants to MTU and the JV Company that, during the remaining term of the JV Contract:

3.1	The Transferee will continue to be a controlling shareholder of the Transferor and the Transferee shall not sell or otherwise dispose of a controlling stake in the Transferor;

3.2
 The Transferee shall take all actions and perform all acts necessary, or shall procure that all actions are taken and all acts necessary are performed, to ensure that the Transferor will not act in any manner that will (i) result in any breach of the Transferee's obligations under the JV Contract and/or the Articles of Association of the JV Company, or (ii) otherwise contravene the Transferee’s obligations under the JV Contract and/or the Articles of Association;and

3.3
The Transferee shall procure that the Transferor will duly perform its obligations, and comply with this Agreement and the provisions under Articles 17.1.3, 17.1.8, 17.2 and 17.3 of the JV Contract ; and

4.
Upon the obtaining of the approval by the Transferor’s shareholders and the PRC government authorities’ approval of this Agreement (if necessary), the Transferee and MTU will enter into amended and restated JV Contract and Articles of Association of the JV Company to reflect the Proposed Transfer and submit the same to the approval authorities for approval.  The Proposed Transfer will become effective on the date on which the approval by the Transferor’s shareholders and the PRC government authorities’ approval of the Proposed Transfer are given ("Effective Date"). If this Agreement does not become effective on or before 31 December 2009, it will lapse and be of no further force and effect, and the Parties shall have no claims whatsoever against each other.

5.	Nothing in this Agreement shall release the Transferor from any liability in respect of any obligations under the JV Contract due to be performed prior to the Effective Date.

6.
If any provision, or any portion thereof, of this Agreement shall be held invalid, illegal or unenforceable under the laws of the PRC, the validity, legality and enforceability of the remaining provisions herein shall not in any way be affected or impaired thereby.  The Parties shall consult with each other in good faith to reach an agreement on provisions acceptable to each Party to replace to such provisions.

7.
The validity, interpretation and implementation of this Agreement and the resolution of disputes concerning the validity, interpretation and implementation of this Agreement shall be governed by relevant and published laws of the PRC.

8.
This Agreement is made in Chinese and English.  Both language versions shall have the same validity.  Each Party acknowledges and confirms that it has reviewed both language versions and that no material differences between the two language versions of this Agreement in terms of substance.

This Agreement has been executed and delivered on the date(s) indicated below.

CHINA SOUTHERN AIRLINES CO. LTD.	MTU AERO ENGINES GMBH

Name:Tan Wangeng	Name: WEINGARTNER/ R.Winkler
Title:	Title: CEO Commercial Maintenance /CFO
Date:	Date:
Company seal:

CHINA SOUTHERN AIR HOLDING COMPANY	MTU MAINTENANCE ZHUHAI CO. LTD.

Name: Si Xianmin	Name: Holger Sindemann
Title:	Title: President & CEO
Date:	Date:
Company seal:	Company seal: